[TYPE]

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING
                                  FORM 10-KSB

                  FOR THE PERIOD ENDED:  DECEMBER 31, 1995



                           REGENT TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)


 Colorado                              0-9519                    84-0807913
(State or other jurisdiction        (Commission File          (IRS Employer
incorporation or organization)          Number)             Identification)


8080 North Central, Suite 400, Dallas, Texas                       75206
(Address of principal executive offices)                         (zip code)

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I

      REGENT TECHNOLOGIES, INC.
      8080 NORTH CENTRAL, SUITE 400
      DALLAS, TEXAS 75206

                                   PART II

     The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

                                   PART III

     The Registrant has changed verifying accountants and the transfer of materials between the accounting firms has delayed the audit.

                                    PART IV

     (1) Name and telephone number of person to contact in regard to this notificaton:
                     David A. Nelson          (214) 369 9055

     (2) All other periodic reports required during the preceding 12 months have been filed.


                          REGENT TECHNOLOGIES, INC.
     has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.

     Date:  March 29, 1996                 By:  /s/ DAVID A. NELSON
                                                _________________________
                                                David A. Nelson, President